UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )

Capital Bank Financial Corp.

 (Name of Issuer)

Class A Common Stock, par value $0.01 per share

  (Title of Class of Securities)

139794 101

(CUSIP Number)

John Monsky

Oak Hill Capital Management, LLC

65 East 55th Street, 32nd Floor,

New York, NY 10022

With a copy to:

Elizabeth Cooper, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017-3954

Telephone: (212) 455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 26, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 139794 101	Page 2 of 10 Pages

1	Names of Reporting Persons Oak Hill Capital Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,403,328
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,403,328
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,403,328
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 139794 101	Page 3 of 10 Pages

1	Names of Reporting Persons Oak Hill Capital Management Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 78,931
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 78,931
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,931
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 139794 101	Page 4 of 10 Pages

1	Names of Reporting Persons OHCP GenPar III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,482,259
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,482,259
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,482,259
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 139794 101	Page 5 of 10 Pages

1	Names of Reporting Persons OHCP MGP Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,482,259
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,482,259
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,482,259
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 139794 101	Page 6 of 10 Pages

1	Names of Reporting Persons OHCP MGP III, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,482,259
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,482,259
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,482,259
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON (see instructions) OO

This Statement on Schedule 13D (this “Schedule 13D”) is being filed jointly pursuant to Rule 13d-1 of the Rules and Regulations under the Securities Exchange Act of 1934, as amended, by (1) Oak Hill Capital Partners III, L.P., (2) Oak Hill Capital Management Partners III, L.P., (3) OHCP GenPar III, L.P., (4) OHCP MGP Partners III, L.P., and (5) OHCP MGP III, Ltd. (collectively, the “Reporting Persons”). The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D, in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, is attached hereto as Exhibit 99.1.

Item 1. Security and Issuer.

This Schedule 13D relates to shares of Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of Capital Bank Financial Corp., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 4725 Piedmont Row Drive, Suite 110 Charlotte, North Carolina, 28210 and 121 Alhambra Plaza, Suite 1601, Coral Gables, Florida, 33134.

Item 2. Identity and Background.

(a) – (c) This statement is being filed jointly by the Reporting Persons.

The shares of Class A Common Stock reported in this Schedule 13D are beneficially owned by Oak Hill Capital Partners III, L.P., a Cayman Islands limited partnership and Oak Hill Capital Management Partners III, L.P., a Cayman Islands limited partnership (together, the “Oak Hill Funds”). The general partner of Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. is OHCP GenPar III, L.P., a Cayman Islands limited partnership. The general partner of OHCP GenPar III, L.P. is OHCP MGP Partners III, L.P., a Cayman Islands limited partnership. The general partner of OHCP MGP Partners III, L.P. is OHCP MGP III, Ltd., a Cayman Islands company.

J. Taylor Crandall and Tyler J. Wolfram are the directors of OHCP MGP III, Ltd. Each of these directors is a citizen of the United States. J. Taylor Crandall, Tyler J. Wolfram, John R. Monsky, Caitlin H. Melchior, Jon E. Zagrodzky and Christopher M. Taylor are officers of OHCP MGP III, Ltd. Each of these directors and officers is a citizen of the United States.

J. Taylor Crandall, Tyler J. Wolfram, John R. Monsky, Caitlin H. Melchior, Jon E. Zagrodzky and Christopher M. Taylor are referred to as the “Related Persons.” Each of the Related Persons expressly disclaims beneficial ownership of the shares of Class A Common Stock referred to herein.

The Reporting Persons are principally engaged in the business of investments in securities and the Related Persons are partners or employees of Oak Hill Capital Management, LLC or an affiliate.

The business address of each of the Reporting Persons and the Related Persons is c/o Oak Hill Capital Management, LLC, 65 East 55th Street, 32nd Floor, New York, New York 10022.

(d) During the past five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the Related Persons, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the Related Persons, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each of the Reporting Persons and Related Persons is set forth above in this Item 2.

Item 3. Source and Amount of Funds or Other Consideration.

On October 26, 2016 (the “Closing Date”), pursuant to that Agreement and Plan of Merger, dated as of November 22, 2015 (the “Merger Agreement”), by and between the Issuer and CommunityOne Bancorp, a North Carolina corporation (“COB”), (i) COB merged with and into the Issuer, with the Issuer, as the surviving corporation, continuing its corporate existence under the laws of the State of Delaware (the “Merger”), and (ii) each share of COB’s common stock issued and outstanding immediately prior to the Closing Date (other than Exception Shares (as defined in the Merger Agreement)) was converted into the right to receive, at the election of the holder but subject to proration, either:

(i)	$14.25 in cash without interest, or

(ii)	0.4300 shares of Class A Common Stock (the “Stock Consideration”) (subject to the payment of cash in lieu of fractional shares).

Pursuant to the Merger Agreement, the Reporting Persons elected to receive the Stock Consideration for each share of COB common stock beneficially owned by the Reporting Persons. On October 26, 2016, Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. received 2,403,328 and 78,931 shares of Class A Common Stock, respectively, in exchange for their respective beneficial holdings of 5,589,136 and 183,561 shares of COB common stock. The general partner of each of the Oak Hill Funds is OHCP GenPar III, L.P., whose general partner is OHCP MGP Partners III, L.P., whose general partner is OHCP MGP III, Ltd.

Item 4. Purpose of Transaction.

The information set forth in Items 3 and 6 hereof is hereby incorporated by reference into this Item 4.

The Oak Hill Funds acquired the Class A Common Stock as described in this Schedule 13D for investment purposes. The investment was not motivated by an intent to exercise control, directly or indirectly, over the management, policies or business operations of the Issuer.

Subject to the limitations imposed by the Support Agreement (as defined below) and applicable federal and state securities laws, the Reporting Persons may, from time to time, seek to dispose of the Class A Common Stock (including, without limitation, distributing some or all of the Class A Common Stock to the Reporting Persons’ respective members, partners, stockholders or beneficiaries, as applicable) from time to time. To the extent permitted by applicable bank regulatory limitations, each Reporting Person may, from time to time, directly or indirectly acquire additional shares of Class A Common Stock or associated rights or securities exercisable for or convertible into Class A Common Stock. Any decision relating to the above will depend upon an ongoing evaluation of the Reporting Persons’ investment in Class A Common Stock and securities exercisable for or convertible into Class A Common Stock, the Issuer’s financial position and strategic direction, applicable legal restrictions, prevailing market conditions, liquidity requirements of such Reporting Person and/or other investment considerations.

In addition, subject to the terms of the Support Agreement and the Passivity Commitments (as defined below), the Reporting Persons may engage in discussions with management, the board of directors, other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer.

The foregoing references to the Support Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Support Agreement, which is included as Exhibit 99.2 hereto and incorporated by reference into this Item 4.

Except as described in this Schedule 13D, each of the Reporting Persons and, to the knowledge of each of the Reporting Persons, each of the Related Persons has no present plans or proposals that relate to or would result in any of the events set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

(a) – (b)

As of the date hereof, each of the Reporting Persons beneficially owns the number and percentage of shares of Class A Common Stock issued and outstanding listed opposite its name:

Reporting Person	Amount Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
Oak Hill Capital Partners III, L.P.	2,403,328	6.5%	2,403,328	0	2,403,328	0
Oak Hill Capital Management Partners III, L.P.	78,931	0.2%	78,931	0	78,931	0
OHCP GenPar III, L.P.	2,482,259	6.7%	2,482,259	0	2,482,259	0
OHCP MGP Partners III, L.P.	2,482,259	6.7%	2,482,259	0	2,482,259	0
OHCP MGP III, Ltd.	2,482,259	6.7%	2,482,259	0	2,482,259	0

Oak Hill Capital Partners III, L.P. directly holds 2,403,328 shares of Class A Common Stock, and Oak Hill Capital Management Partners III, L.P. directly holds 78,931 shares of Class A Common Stock. The general partner of each of the Oak Hill Funds is OHCP GenPar III, L.P., whose general partner is OHCP MGP Partners III, L.P., whose general partner is OHCP MGP III, Ltd.

Beneficial ownership reported in this Schedule 13D does not include beneficial ownership of shares of Class A Common Stock held by Oak Hill Capital Management, LLC (“OHCM”). OHCM Management, LLC is the managing member of OHCM, and each are affiliates of the Reporting Persons. OHCM holds 928 shares of Class A Common Stock received as Stock Consideration and 1,698 options to purchase shares of Class A Common Stock which were received from the Issuer pursuant to the Merger Agreement, in each case for shares of COB common stock and options to purchase COB common stock previously issued to OHCM in connection with compensation awarded by COB to employees of OHCM or its affiliates who served as members of COB’s board of directors. The Reporting Persons disclaim that they and OHCM and OHCM Management, LLC are members of a “group” under Section 13(d) of the Securities Exchange Act of 1934, as amended, and further disclaim beneficial ownership of the shares of Class A Common Stock which are beneficially owned by OHCM.

None of the Related Persons beneficially owns any shares of Class A Common Stock and each of the Related Persons expressly disclaims beneficial ownership of the shares of Class A Common Stock referred to herein.

(c) Except as otherwise described herein, none of the Reporting Persons nor, to the knowledge of each of the Reporting Persons, without independent verification, any of the Related Persons, has effected any transactions in Class A Common Stock in the past 60 days.

(d) Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer referred to in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 hereof is hereby incorporated by reference into this Item 6.

The Support Agreement

Concurrently with the execution and delivery of the Merger Agreement on November 22, 2015, the Oak Hill Funds and the Issuer entered into a letter agreement (the “Support Agreement”), pursuant to which the Oak Hill Funds agreed not to offer, sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of the Class A Common Stock owned directly or beneficially by the Oak Hill Funds (the “Post-Closing Lockup Restrictions”) for a period of three months following the Closing Date. During the period between the three-month anniversary and the six-month anniversary of the Closing Date, the Oak Hill Funds will be subject to the Post-Closing Lockup Restrictions with respect to 50% of the shares of the Class A Common Stock owned directly or beneficially by the Oak Hill Funds as of the Closing Date. The Post-Closing Lockup Restrictions preclude the Oak Hill Funds and their controlled affiliates from engaging in any hedging or other transaction which is designed to or which reasonably could be expected to result in a disposition of shares of the Class A Common Stock during such periods, even if such shares of the Class A Common Stock would be disposed of by someone other than the Oak Hill Funds.

The Support Agreement provides that for so long as the Oak Hill Funds continue to beneficially own at least 75% of the shares of the Class A Common Stock that the Oak Hill Funds received pursuant to the Merger, then at any meeting of the Issuer’s stockholders at which directors of the Issuer are to be elected, the Issuer shall nominate for election to its Board of Directors one person designated by the Oak Hill Funds (the “Oak Hill Designee”). The Issuer and the Oak Hill Funds agreed that Scott B. Kauffman will be the initial Oak Hill Designee and Mr. Kauffman was appointed to the Board of Directors of the Issuer as of the Closing Date.

Under the Support Agreement, the Issuer agreed to prepare and file, upon written request from the Oak Hill Funds at any time following the two-year anniversary of the Closing Date, a shelf registration statement (the “Shelf Registration Statement”) relating to the offer and sale of the Class A Common Stock promptly (and in any event no more than fifteen (15) days) after receiving such a request. The Issuer further agreed to use its reasonable best efforts to keep such Shelf Registration Statement effective for so long as the Oak Hill Funds own shares of the Class A Common Stock that cannot be sold without registration without regard to volume limitations set forth in Rule 144 of the Securities Act of 1933 and to provide other customary assistance to consummate the sale of the Oak Hill Funds’ shares of the Class A Common Stock under such Shelf Registration Statement.

The foregoing summary of the Support Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, which is filed as Exhibit 99.2 and incorporated herein by reference.

Passivity Commitments

In connection with the Investment Agreement, dated April 26, 2011, by and between COB (formerly known as FNB United Corp.) and the Oak Hill Funds (as amended, the “Investment Agreement”), the Oak Hill Funds made certain commitments (the “Passivity Commitments”) to the Board of Governors of the Federal Reserve System to ensure that none of the Oak Hill Funds or any of their affiliates would, among other things, exercise or attempt to exercise a controlling influence over the management or policies of COB or any of COB’s subsidiaries for purposes of the Bank Holding Company Act of 1956, as amended. As of and following the Closing Date, the Passivity Commitments will continue to apply to the Oak Hill Funds with respect to the Oak Hill Funds’ beneficial ownership of Class A Common Stock.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, by and among Oak Hill Capital Partners III, L.P., Oak Hill Capital Management Partners III, L.P., OHCP GenPar III, L.P., OHCP MGP Partners III, L.P., and OHCP MGP III, Ltd.
Exhibit 99.2	Support Agreement, dated as of November 22, 2015, between the Issuer and the Oak Hill Funds.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 28, 2016

OAK HILL CAPITAL PARTNERS III, L.P.
By:	OHCP GENPAR III, L.P., its general partner
By:	OHCP MGP Partners III, L.P., its general partner
By:	OHCP MGP III, LTD., its general partner

By:	/s/ Caitlin Melchior
Name:	Caitlin Melchior
Title:	Authorized Person

OAK HILL CAPITAL MANAGEMENT PARTNERS III, L.P.
By:	OHCP GENPAR III, L.P., its general partner
By:	OHCP MGP Partners III, L.P., its general partner
By:	OHCP MGP III, LTD., its general partner

By:	/s/ Caitlin Melchior
Name:	Caitlin Melchior
Title:	Authorized Person

OHCP GENPAR III, L.P.
By:	OHCP MGP PARTNERS III, L.P., its general partner
By:	OHCP MGP III, LTD., its general partner

By:	/s/ Caitlin Melchior
Name:	Caitlin Melchior
Title:	Authorized Person

OHCP MGP PARTNERS III, L.P.
By:	OHCP MGP III, LTD., its general partner

By:	/s/ Caitlin Melchior
Name:	Caitlin Melchior
Title:	Authorized Person

OHCP MGP III, LTD.

By:	/s/ Caitlin Melchior
Name:	Caitlin Melchior
Title:	Authorized Person